EXHIBIT 99.1

Volvo -- Nine Months Ended September 30, 2005

GOTEBORG, Sweden, Oct. 25, 2005 (PRIMEZONE) -- Volvo -- nine months ended September 30, 2005:

 - Net sales in the third quarter 2005 increased by 14% to
 SEK 52,532 M (46,024)

 - In the third quarter, income for the period increased by 151% to
   SEK 2,935 M (1,167(a))

 - Income per share for the third quarter increased by 163% to SEK
   7.24 (2.75(a))

 - The Group's operating margin rose to 7.6% (6.3) in the third quarter, with all business areas improving profitability

 - Third quarter operating cash flow was a negative SEK 0.7 billion
   (neg: 2.9), after a transfer of SEK 1.5 billion to pension funds

 - Important product launches within truck operations

 - Write-downs of SEK 1,310 M relating to Henlys Group were included in the income for the third quarter 2004.

(a) Write-downs of SEK 1,310 M relating to Henlys Group were included in the income for the third quarter 2004.

                            Third quarter           First nine months
                        2005             2004           2005    2004
 Net sales,SEK M       52,532            46,024       165,904  145,196
 Operating
 income, SEK M 1)       4,004             2,900        13,890    9,163
 Revaluation
 of shares                  -                 -             -      820
 Operating
 income, SEK M          4,004             2,900        13,890    9,983
 Income
 after
 financial
 items, SEK M           4,015             1,516        13,871    8,432
 Income for
 the period, SEK M      2,935             1,167        10,112    6,402
 Income per
 share, SEK 1)           7.24              2.75         24.84    13.20
 Income per
 share, SEK              7.24              2.75         24.84    15.15
 Return on shareholders' equity during most recent
 12 month period, %                                      19.0      4.9

1) Excluding revaluation of shares in Scania AB and Henlys Group.

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation. Figures for the corresponding periods in the preceding year have been restated according to IFRS. In the comments on earnings on pages 1-20, Volvo Financial Services is reported in accordance with the equity method. Reporting in accordance with IAS 1 is provided beginning on page 22

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=144053&fn=wkr0001.pdf

CONTACT:
 Investor Relations:
 Fredrik Brunell          +46 31 66 11 91
 Christer Johansson       +46 31 66 13 34
 John Hartwell            +1 212 418 7432

 Aktiebolaget Volvo (publ) 556012-5790
 Investor Relations, VHQ
 SE-405 08
 Goteborg

 Sweden
 Tel +46 31 66 00 00 Fax +46 31 53 72 96
 www.volvo.com